Exhibit 99.1

Vimicro Enters into Share Repurchase Transaction

BEIJING, December 18, 2013 — Vimicro International Corporation (VIMC) (“Vimicro” or the “Company”), a leading video processing IC and surveillance solution provider, today announced that it has entered into a purchase and sale agreement (the “Agreement”) with General Atlantic investment funds (“General Atlantic”) to repurchase ordinary shares and ADSs (the “Securities”) held by General Atlantic. The Securities owned by General Atlantic represent 19.6% of the Company’s outstanding shares as of the date of the Agreement.

The Company agreed to repurchase an aggregate of 18,531,786 ordinary shares at a price of US $0.4925 per share and 1,000,934 ADSs at a price of US $1.97 per ADS held by General Atlantic pursuant to the Agreement. The total consideration for the transaction is approximately US$11.1 million, which will be funded from the Company’s working capital. The ADSs and ordinary shares subject to the Agreement represent the entire equity interest held by General Atlantic in the Company as of the date of the Agreement. The transaction is comprised of two tranches, with the first tranche closing on the date of the Agreement and the second tranche closing no later than January 31, 2014. The prices of the ordinary shares and ADSs for the second tranche may be subject to adjustment if the closing occurs after January 15, 2014.

About Vimicro International Corporation

Vimicro International Corporation is a leading video processing IC and surveillance solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance applications. Vimicro has aggressively entered the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Company Contact: Vimicro International Corporation Mr. David Zhang, Legal Manager Phone: +86 (10) 6894 8888 ext. 7563 E-mail: zhangxiaowei@vimicro.com www.vimicro.com	Investor Contact: Vimicro International Corporation Mr. John Harmon, CFA, VP of Finance Phone: +86 186 1151 1730 (Beijing) E-mail: john.harmon@vimicro.com